

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 23, 2015

Via E-mail
Christoph A. Pereira, Esq.
Chief Corporate, Securities and Finance Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

> **Re: General Electric Company**
> **Registration Statement on Form S-4**
> **Filed December 18, 2015**
> **File No. 333-208604**
> **Tender Offer Statement on Schedule TO**
> **Filed December 18, 2015**
> **File No. 005-51773**

Dear Mr. Pereira:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Refer to the third and fourth risk factors on page 17. Since the tax treatment of the offered securities may depend in large part upon the value of the Old Preferred Stock or New Preferred Stock at the time of the exchange, please disclose how investors can obtain current and timely information about the respective values thereof. If there is not an available source for such information, please clearly disclose this.

2.   Clearly describe any additional material factors, besides the value of the Old Preferred Stock and New Preferred Stock, that may impact whether the New Preferred Stock will be treated as "fast-pay" stock or as issued at a premium.

3.   Please include the disclosure appearing in Items 2(c), 7(a) and 8(b) of the Schedule TO in the document delivered to security holders.

Questions and Answers, page 2

How do I tender my shares of Old Preferred Stock if I have made a written demand for appraisal…?, page 2

4.   We note the statement that if a security holder participates in the exchange offer, the security holder will, as a matter of Delaware law, without any further action, relinquish any appraisal rights under Delaware law with respect to shares of GECC MergeCo Preferred Stock, and will have thereby automatically withdrawn any outstanding demand for appraisal rights. In your response letter, please advise how this relinquishment and automatic withdraw operates.

Summary, page 4

Procedures for Tendering Old Preferred Stock, page 6

5.   Please highlight in the left column, first and second italicized headings, that shares of holders who elected appraisal rights for GECC MergeCo Preferred Stock are held through Computershare, not DTC or otherwise. In addition, please revise the third paragraph of right column text to clearly indicate where a holder can find contact information for Computershare.

Withdrawal Rights, page 7

6.   Please disclose the actual date after which securities may be withdrawn if not yet accepted for payment, which we calculate as February 17, 2016.

The Exchange Offer, page 24

Conditions to the Exchange Offer, page 28

7.   We note that GE may determine in its "sole discretion" whether the offer condition in subparagraph (5) has occurred or is satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

Comparison of Stockholder Rights, page 29

8.   Tell us what consideration you have given to including similar data for the GECC MergeCo Preferred Stock in the chart under this heading.

Material U.S. Federal Income Tax Consequences, page 40

9.   Please clarify, in the first sentence under this heading, whether the exceptions to the opinion stated are exhaustive and, if so, why counsel is unable to provide a "will" opinion, rather than a "should" opinion.

10.   In addition, throughout this section where counsel opines what the tax consequences "should" be, please revise to explain why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion. In each such case, provide appropriate risk factor and/or other disclosure setting forth the risks of uncertain tax treatment to investors.

Exhibit 8.1

11.   It appears that counsel intends to issue a "short-form" opinion. Please revise the disclosure under the heading "Material U.S. Federal Income Tax Consequences," beginning on page 40, to identify that discussion as counsel's opinion. For Guidance, see Staff Legal Bulletin No. 19, Section III.B.2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Via E-mail
        Corey R. Chivers, Esq.
        Weil, Gotshal & Manges LLP